FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	March	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	AT&T Connects Business Customers With New Wi-Fi-Enabled BlackBerry Pearl 8120	3

Document 1

March 13, 2008

AT&T Connects Business Customers With New

Wi-Fi-Enabled BlackBerry Pearl 8120

New Handset Provides Simultaneous Voice and Wi-Fi Data Coverage Across Industry’s Leading Domestic and International Footprint

SAN ANTONIO, TX and WATERLOO, ON — March 13, 2008 — AT&T Inc. (NYSE:T) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have announced the availability of the BlackBerry® Pearl™ 8120 for business customers, a global handset with built-in Wi-Fi® that combines business-grade communications and multimedia functionality in a small and stylish design. The new BlackBerry Pearl 8120 handset enables AT&T’s business customers to use the broadest domestic and international coverage area for wireless data services of any U.S. carrier.

The BlackBerry Pearl 8120 from AT&T — featuring a large, ultrabright 240 x 260 pixel display that supports more than 65,000 colors — measures just 4.2” x 2.4” x 0.5” and weighs approximately 3.2 ounces. It comes in a beautiful sapphire-blue color. The BlackBerry Pearl 8120 combines the renowned BlackBerry e-mail and messaging capabilities — including RIM's SureType® keyboard enhanced with word completion, built-in spell-checker and user-customized dictionary — as well as premium phone features and simultaneous voice and data access when connected to a Wi-Fi network.

"The BlackBerry Pearl 8120 combines AT&T's leading domestic and international coverage footprint with its position as the world's leading provider of BlackBerry services to create a compelling global solution for business customers," said Michael Woodward, vice president, Business Voice/Data and Wireless Products, AT&T. “No other domestic carrier can match AT&T’s global reach, which links customers’ BlackBerry handsets with their company's wireless campus network so that users can access e-mail and browse the Web at Wi-Fi hot spots while making voice calls in more than 200 countries.”

"The BlackBerry Pearl 8120 from AT&T delivers the full power of the BlackBerry platform in a sleek and stylish handset that is ideal for both business and personal use," said Mark Guibert, vice president, Corporate Marketing at Research In Motion. "With a range of hardware and software enhancements, including built-in Wi-Fi, the BlackBerry Pearl 8120 is an ideal choice for customers who want a new phone with powerful communications and multimedia features in an incredibly small candy bar design."

The BlackBerry Pearl 8120 also features impressive multimedia capabilities, including a 2-megapixel camera with video recorder1, an advanced media player, a 3.5-mm stereo headset jack, externally accessible microSD/SDHC memory slot for additional storage and Bluetooth® 2.0, with support for headsets, car kits, stereo headsets and other Bluetooth accessories. The BlackBerry Pearl 8120 also provides support for Wi-Fi 802.11b/g networks, allowing business customers to extend the BlackBerry platform to public hot spots2, corporate wireless local area networks and home Wi-Fi networks while maintaining their existing BlackBerry security architecture.

The global capabilities of the BlackBerry Pearl 8120 handset from AT&T complement AT&T's industry-best domestic and international wide area wireless data coverage. The BlackBerry Pearl 8120 can keep users who are abroad connected with wireless e-mail, Internet access and other mobile applications through data services in more countries than any other U.S. carrier, with data-roaming in more than 145 countries. Customers can also use the BlackBerry Pearl 8120 to make or receive voice calls in more than 200 countries.

Pricing and Availability

The new BlackBerry Pearl 8120 from AT&T is available for business customers now for as low as $199.99, with a two-year contract, unlimited data plan and $39.99 voice plan. Customers who want personal e-mail access and Web browsing with BlackBerry® Internet Service can choose the BlackBerry Personal Unlimited data plan for as low as $30 a month with a qualified voice contract. Unlimited corporate e-mail and data access via BlackBerry® Enterprise Server are available for as low as $45 a month when a qualified voice plan is also chosen. Customers who travel overseas can select the BlackBerry International Unlimited data plan for as low as $65 a month with a qualified voice plan.

The BlackBerry Pearl 8120 also supports AT&T Mobile Music™ subscription services and AT&T unlimited Push to Talk for walkie-talkie-like communications for an additional $9.99 a month with a qualifying voice plan.

The BlackBerry Pearl 8120 handset is powered by AT&T's nationwide3 EDGE network — the largest high speed national wireless data network in the U.S. — with availability in more than 13,000 cities and towns and along almost 40,000 miles of major highways.

1Video capture requires a microSD/SDHC storage card, sold separately.

2Access charges from individual Wi-Fi hot spot operators may apply.

3Not available in all areas

For more information, contact:

AT&T

Alexandra Trask

Office: 404-236-6273

E-mail: at230t@att.com

Broduer (PR Agency for RIM)

Marisa Conway

Office: 212-515-1924

E-mail: mconway@brodeur.com

About AT&T

AT&T Inc. (NYSE:T) is a premier communications holding company. Its subsidiaries and affiliates, AT&T operating companies, are the providers of AT&T services in the United States and around the world. Among their offerings are the world's most advanced IP-based business communications services and the nation's leading wireless, high speed Internet access and voice services. In domestic markets, AT&T is known for the directory publishing and advertising sales leadership of its Yellow Pages and YELLOWPAGES.COM organizations, and the AT&T brand is licensed to innovators in such fields as communications equipment. As part of its three-screen integration strategy, AT&T is expanding its TV entertainment offerings. Additional information about AT&T Inc. and the products and services provided by AT&T subsidiaries and affiliates is available at www.att.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

© 2008 AT&T Intellectual Property. All rights reserved. AT&T, the AT&T logo and all other AT&T marks contained herein are trademarks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.

Note: This AT&T news release and other announcements are available as part of an RSS feed at www.att.com/rss. For more information, please review this announcement in the AT&T newsroom at http://www.att.com/newsroom.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 13, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer